Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Six Months Ended June 30, 2016	For the Twelve Months Ended December 31, 2015	For the Six Months Ended June 30, 2015
Earnings
Net Income	$472	$1,084	$559
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	264	574	293
Pre-Tax Income	$736	$1,658	$852
Add: Fixed Charges*	321	629	312
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,057	$2,287	$1,164
* Fixed Charges
Interest on Long-term Debt	$283	$553	$275
Amortization of Debt Discount, Premium and Expense	7	14	7
Interest Capitalized	—	—	—
Other Interest	9	19	9
Interest Component of Rentals	22	43	21
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$321	$629	$312
Ratio of Earnings to Fixed Charges	3.3	3.6	3.7